Mail Stop 3561

July 16, 2009

<u>Via Fax & U.S. Mail</u>

Mr. Zhi Chen, Chief Executive Officer
China TopReach Inc.
6th Floor, Hua Fu Tower
121 Gu Tian Avenue
Fuzhou City, China 350001

> **Re:** **China TopReach Inc.**
> **Form 20-F for the year ended December 31, 2008**
> **Filed June 2, 2009**
> **File No. 000-52416**

Dear Mr. Chen:

We have reviewed your filings and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Annual Report on Form 20-F for the year ended December 31, 2008

Item 5. Operating and Financial Review and Prospects, page 38
Critical Accounting Policies and Estimates, page 40

1.   We note your disclosure of critical accounting estimates are a mere repetition of
        selected items from your significant accounting policies in the notes to the
        consolidated financial statements. Please note that your disclosure of critical
        accounting policies should supplement, not duplicate, the description of
        accounting policies that are already disclosed in the notes to the financial
        statements. The disclosures should provide greater insight into the quality and
        variability of information regarding the financial condition and operating
        performance. Further, you should address specifically why the critical accounting
        estimate(s) or assumption(s) bear the risk of change. Refer to FR-72 for further
        guidance.

Unaudited Pro Forma Consolidated Financial Statements, page 57

2.   Please revise to clearly indicate the date the acquisition was effective for pro
        forma results. For the pro forma balance sheet, the acquisition should be
        considered effective December 31, 2008 and for the pro forma statement of
        operations, the transaction should be effective as if the acquisition took place on
        January 1, 2008. Refer to Regulation S-X, Article 11(b)(6).

Pro Forma Adjustments, page 57

3.   We refer to adjustment (a). Please tell us and revise to indicate the price and
        number of shares repurchased. In addition, please clarify why there are no
        adjustments to your ordinary shares if the majority of the funds released from
        trust were used to repurchase common shares.

4.   Reference is made to footnote (c). Please clarify why you have posted an
        adjustment for 6,259,000 shares when 2,000,000 of the shares will not yet be
        issued until the required profits are met in later years. It does not appear as
        though common stock should reflect the 2 million as having been issued until the
        profit thresholds have been met. Please advise.

5.   Reference is made to adjustment (f). Please clarify how much of the deferred
        underwriter compensation due was forfeited, along with your calculation in
        estimating such amount. Also, please explain your accounting in reflecting the
        forfeiture of the deferred underwriter compensation in your pro forma financial
        statements.

6.   Reference is made to footnote (h). Please provide us with the number and value of stock issued. Also, disclose the date the stock was issued and clarify if the stock issued was for services in connection with the merger.

7.   We refer to adjustment (j). Please reconcile the shares issued in the transaction of 6,794,972 with the 6,259,000 per adjustment (c). Furthermore, as 2,000,000 of such shares will not yet be issued until earnings requirements are met, it is unclear why the shares are included in the weighted average number of shares used for the basic and diluted earnings per share calculation.

8.   Reference is made to footnote (j). Please reconcile the ChinaGrowth weighted average shares of 896,087 with the 6,138,500 weighted average shares disclosed on page F-5. As part of the abovementioned reconciliation, please break out the effects of (1) the shares purchased by the company in the "Private Purchases" transaction as described more fully on page F-17, (2) the shares associated with those shareholders whom exercised their cash redemption rights, as more fully described on page F-16, and (3) the company's repurchase of all of the ordinary shares acquired by OMH as more fully described on page F-18.

9.   Reference is made to footnote (j). Please provide in detail your method(s) and assumptions used in calculating the 1,224,389 ChinaGrowth incremental shares relating to warrants. Specially, please reconcile the total number of warrants outstanding as of fiscal year ended December 31, 2008, as more fully described in Note 3 to your financial statements on page F-14, to the 1,224,389 incremental shares relating to warrants as disclosed in footnote (j).

Pro Forma Consolidated Balance Sheet, page 59

10.   Please provide us with a pro forma consolidated balance sheet that separately discloses in columnar form the effects of the following transactions:

- The purchase by OMH of some of the ordinary shares of the company in privately negotiated transactions as more fully described on page F-18;
- The purchase by the company of some of its ordinary shares (the "Private Purchases") as more fully described on page F-17;
- The acquisition of OMH as more fully described on page F-10, which was accounted for as a recapitalization of OMH, and the effects associated with those shareholders whom exercised their cash redemption rights, as more fully described on page F-16; and
- The company's stock purchase from OMH of all ordinary shares acquired by OMH and OMH's repayment of the loan used to purchase such ordinary shares as more fully described on page F-18.

Each adjustment in each separate column should be referenced to a footnote, which clearly provides the method(s) used and assumptions involved in each pro forma adjustment. We may have further comment upon receipt of your response.

Item 11. Quantitative and Qualitative Disclosures about Market Risk, page 72

11.   Your disclosures regarding market risk do not comply with the requirements outlined in Part I, Item 11 of the Form 20-F instructions. Please revise your discussion of market risk (including interest rate risk and foreign currency exchange risk) so that it is presented in one of the formats outlined in Part I, Item 11 of the Form 20-F instructions.

Item 15. Controls and Procedures, page 73
(a) Disclosure Controls and Procedures, page 73

12.   We note your disclosure that your principal executive officer and principle financial officer, concluded that the company's disclosure controls and procedures were effective as of December 31, 2008 at a reasonable assurance level and accordingly provide reasonable assurance that the information required to be disclosed by the company in reports filed under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms." Please revise in future filings to clarify, if true, that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your principal executive officer and principle financial officer to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-15(e).

(d) Changes in Internal Control over Financial Reporting, page 74

13.   We note the disclosure that there have been no changes in internal controls over financial reporting during the quarter ended December 31, 2007. Please revise to state if there have been any changes in the current period presented (i.e. the year ended December 31, 2008). Furthermore, please note that the instructions to Item 15(d) of Form 20-F require an attestation as to the changes in internal controls over financial reporting that occurred during the entire period covered by the annual report and not just the most recent quarter ended. Please revise accordingly.

Item 16C. Principal Accountant Fees and Services, page 74

14.   We note your disclosure for the aggregate fees billed by your accountants in each of the last three fiscal years. We further note from page 51 your disclosure of amounts billed for Audit-Related Fees, Tax Fees, and All Other Fees indicates

during 2007. Please revise your Form 20-F in future filings to clearly indicate each category of accountant fees (audit, audit-related, tax and other) for each of the last two years in Item 16C as required by the Form 20-F instructions.

China TopReach Financial Statements, page F-1
Notes to Financial Statements, page F-8
Note 1. Organization, Business Operations, and Basis of Presentation, page F-8

15.   We note from page F-10 that additional shares are issuable upon certain defined profit thresholds after the consummation of the transaction with OMH. In this regard, please tell us how you plan to account for these additional shares in the event the profit objectives are met.

Note 8. Subsequent Events, page F-17
(c) Proposed Loan Agreement, page F-18

16.   Please tell us, and revise to disclose, the amount and price of the shares purchased by OMH, the date when the company repurchased the shares from OMH, including the number and price of shares and when the loan to the shareholders was effectively paid.

Olympia Media Holdings Ltd. Financial Statements, page F-19
Consolidated Balance Sheets, page F-21

17.   We note significant changes from 2007 to 2008 in multiple balance sheet line items. Specifically prepayments, other receivables, deposits to newspapers, and amounts due to shareholders. Where you have significant year-end balances or significant changes in balances from year to year, your MD&A should disclose the balance and describe the reasons for significant changes. Please revise your future filings accordingly. See FR-72 for guidance.

Consolidated Statements of Operations, page F-22

18.   Please tell us and revise your MD&A to provide the details of the amounts that comprise "Other income – net." We note that the amount has increased significantly in each year presented. Your detailed disclosure should describe individually significant amounts as well as the reason for the significant increases in each year. See FR-72 for guidance.

Consolidated Statements of Cash Flows, page F-24

19.   We refer to the line item "Deferred offering costs" under investing activities. Costs associated with a public offering are typically presented as part of the financing activities on the statement of cash flows. Please provide us with the

basis for your conclusion that such amounts are properly classified as investing activities. Alternatively, please revise future filings to reclassify this amount to the financing activities section of your statement of cash flows.

20.   Please refer to the line item "Deposits paid." Please clarify the nature of these deposits to newspapers, including the length of time the agreement is in place, considering you do not receive a refund of the deposit until the agreement matures. Your response should include why payment of a refundable deposit is properly classified as an investing activity. We may have further comment upon receipt of your response.

21.   In a related matter, please tell us the nature of the line item "Deposits utilized." Again, we note from page F-32 that the company is not entitled to receive any funds from the deposits until maturation of the agreement. Please clarify how these deposits were utilized or why they were refunded in your year ended December 31, 2008 and why your classification as an investing activity is appropriate.

Notes to the Financial Statements, page F-25
1 Description of Business and Organisation, page F-25

22.   We note that under contractual arrangements, SF reaps a majority of the economic benefit from BJHXT and therefore consolidates the entity. Please provide us with the analysis under FIN 46(R), which supports your conclusions that SF is the primary beneficiary.

4 Summary of Significant Accounting Policies, page F-26
(i) Deferred Offering Costs, page F-28

23.   We note the balance sheet accrual of $521,713 of deferred offering costs during 2008. We further note that such costs relate to a proposed public offering of OMH. Given that OMH has merged with China TopReach, please tell us how you plan to account for these capitalized costs in your 2009 financial statements.

(l) Revenue Recognition, page F-28

24.   We note that you recognize both publishing and advertising revenue. Please tell us, and revise your disclosures to include further details concerning when each of the revenue recognition criteria is met. Specifically, for advertising revenue, if the revenue is recognized when the ad is displayed and if subscriptions are received for publishing revenue and how you account for the revenue from such subscriptions.

Note 5. Trade Receivable, page F-31

25.   Please tell us why you have not recorded an allowance for doubtful accounts as of December 31, 2007 and 2008. Include in your response your collection history and any amounts of receivables written off in each year. Given the increasing accounts receivables attributed to the increased sales and growth of the company, it is unclear why you believe no allowance for doubtful accounts is necessary.

Note 8. Other Receivable, page F-32

26.   Reference is made to advances to third parties for $2,594,503. Please provide us with and revise future filings to disclose the nature and terms associated with the transactions that comprise the balance of this account.

Note 12. Intangible Assets, page F-33

27.   We note the significant increase in intangible assets from 2007 to 2008 relates to website development costs capitalized during 2008. Please explain the capitalization of these costs in 2008 given the disclosure in the last sentence of the first paragraph on page 40 that the website was launched in early 2006.

****

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Zhi Chen, CEO
China TopReach Inc.
July 16, 2009
Page 8

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Heather Clark at 202-551-3624 or Jeffrey Jaramillo at 202-551-3212 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3813 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief